Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-I

(Form Type)

NexPoint Capital, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	—	—	—

Fees Previously Paid	$1,582,119.297 (1)	$92.70	$146.67 (2)

Total Transaction Valuation	$1,582,119.297 (1)

Total Fees Due for Filing			$0.00

Total Fees Previously Paid			$146.67

Total Fee Offsets			—

Net Fee Due			$0.00

(1)	Calculated as the aggregate book value of 249,152.645 shares in the offer, based on the Net Asset Value Per Share price of $6.35 as of April 21, 2022.
(2)	Calculated at $92.70 per $1,000,000 of the Transaction Valuation.